POWELL GOLDSTEIN LLP
                     191 PEACHTREE STREET, N.E., 16TH FLOOR
                             ATLANTA, GEORGIA 30303


                                                      Direct Dial:  404/572-6819
                                                         Email:  kkoops@pgfm.com


                                October 25, 2004


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Re:  Darlington County Bancshares, Inc.
     Schedule 13E-3; file no. 5-80015
     Schedule 14A; file no. 0-30001
     Filed September 1, 2004

Ladies and Gentlemen:

     On behalf of our client, Darlington County Bancshares, Inc. (the "Company"), we are responding to the comments received from your office by letter dated October 1, 2004 with respect to the above-referenced Schedule 13E-3 and Schedule 14A. We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the Schedule 14A. All page references (excluding those in the headings and the staff's comments) refer to pages of the marked copy of Amendment No. 1 to the Schedule 13E-3 or Amendment No. 1 to the Schedule 14A, as applicable, which are being filed concurrently and reflect the Company's responses to your comments.

Schedule 13E-3
--------------

     1. Revise your Schedule 13E-3 to include Darlington Interim Corporation as a filing person or advise us of the basis for your belief that the merger subsidiary is not "engaged" in the Rule 13e-3 transaction. For help in making this determination, please review Section II.D.3 of our Current Issues Outline, publicly available at our website at www.sec.gov. Also note that each filing person has a separate filing,
          -----------
          disclosure, and dissemination obligation under rule 13e-3. For example, you will need to include a statement as to whether Darlington Interim Corporation and Mr. Funderburk believe the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question & Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). As another example, you will need to provide disclosure pertaining to their purposes and reasons for the transaction and any


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                                              Securities and Exchange Commission
                                                                October 25, 2004
                                                                          Page 2


          alternatives they considered pursuant to Item 7 of Schedule 13E-3 and
          Item 1013 of Regulation M-A.

          We have revised the cover page and Items 3, 7 and 8 of the Schedule 13E-3 and added a new section entitled "Special Factors-Determinations by Interim and Other Filing Persons" to the Schedule 14A.

     2. It is unclear why you have identified Mr. Funderburk as a filing person on the Schedule 13E-3 but not Mr. Scott who is a director and the beneficial owner of a greater amount of shares. Please advise.

          We have added Mr. Scott to the Schedule 13E-3 as a filing person.

     3. Either here or in the proxy statement, ensure that you provide all of the disclosure regarding the company's plans as required by Item 1006(c)(1-8) of Regulation M-A. If a specific item contained in
          (c)(1-8) is inapplicable or the answer is in the negative, revise Item 6 of the Schedule 13E-3 to so state.

          We have revised Item 6 of the Schedule 13E-3 to address the disclosure required by Item 1006(c)(1-8) of Regulation M-A.

          Schedule 14A
          ------------

     4. Revise the first page of the disclosure document that will be sent to security holders and the form of proxy to state that they are preliminary copies. Refer to Rule 14a-6(e)(1).

          We have legended the Letter to Shareholders, Notice of Special Meeting of Shareholders, initial page of the Proxy Statement and the Form of Proxy to indicate that they are preliminary copies.

     5. Furnish the information required to be in the proxy statement by Item 1(c) of Schedule 14A and Rule 14a-5(e).

          We have added a new section entitled "Information About Darlington and Its Affiliates-Shareholder Proposals" as required by Item 1(c) of
          Schedule 14A and Rule 14a-5(e). (Pages 46-47)

Important Notices
-----------------

     6. Please revise the third paragraph to state that you may be required to file and disseminate revised materials for any material changes to the information presented in the document, and not just those changes that are fundamental.


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                                              Securities and Exchange Commission
                                                                October 25, 2004
                                                                          Page 3


          We have revised the third paragraph under "Important Notices" (behind the proxy statement cover page) as requested.

Alternatives Considered, page 8
-------------------------------

     7. We note your disclosure that the company would incur significantly increased transaction costs if it had proceeded with a reverse stock split instead of the merger. Please quantify the difference in funds that would have been required by a reverse split from those that will be required to conduct the merger.

          We have revised the discussion under "Special Factors-Alternatives Considered-Reverse Stock Split" to address the potential difference in funds and to clarify the disclosure generally. (Page 9)

     8. When the board first began discussing the going private transaction due to the increasing reporting and compliance expenses, did it consider any ways to reduce expenses other than going private? If so, identify the alternatives considered and why they were ultimately rejected. See Item 1013(b) of Regulation M-A.

          We have added a new section entitled "Special Factors-Alternatives Considered-Expense Reductions in Other Areas" in response to this comment. (Page 10)

     9. Revise the discussion under "Sale of the Company" to disclose the basis for the board's claim that a potential acquiror would likely offer to shareholders a consideration value that "would not reflect an appropriate return on their investment." Also revise to clarify why a sale would be "detrimental to [y]our ability to serve [y]our target markets."

          We have revised the discussion under "Special Factors-Alternatives Considered-Sale of the Company" to clarify the board's views on the sale of the Company as a potential alternative to the Reorganization. (Page 9)

Background of the Reorganization, page 8
----------------------------------------

     10. Expand your discussion of the background of the merger to describe all meetings, negotiations, contacts, etc., among board members and management. Identify the participants in and initiator of each meeting or contact, disclose the date of each meeting or contact and revise your discussion of those meetings to provide the reader with more of a sense of the


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                                              Securities and Exchange Commission
                                                                October 25, 2004
                                                                          Page 4


          content of those discussions. Please revise to disclose the following, which is not intended to be an exhaustive list:

          - who first proposed the possibility of going private and when this occurred;
          - the substance of management discussions regarding the evaluation of various transactional alternatives;
          - how the board selected a $31 per share price following Triangle's indication that $26 to $31 was an appropriate range of value;
          - what specific issues, if any, were addressed by the board with Triangle during its presentation; and
          - how and when the executive officers and directors indicated their intent to vote in favor of the merger.

          We have expanded the "Special Factors-Background of the Reorganization" section to reflect the discussions among management and the board in more detail. (Pages 10-11)

Reasons for the Reorganization, page 9
--------------------------------------

     11. Given that several of the factors you list as contributing to the decision to take the company private, such as limited liquidity and inability to utilize stock as a source of financing, appear to have existed for several years and since the Sarbanes-Oxley Act was enacted nearly two years ago, revise to indicate why you seek to undertake the going private transaction at this time as opposed to other times in the company's operating history. See Item 1013(c) of Regulation M-A.

          We have added the last paragraph under "Special Factors-Reasons for the Reorganization" to address the timing of the contemplated transaction. (Page 12)

     12. Provide a break down of the $100,000 per year expected cost savings, to the extent possible, by quantifying the savings for each type of expense discussed. Also quantify the amount of time management devotes to compliance with the federal securities laws, to the extent practicable.

          We have added the requested information to the first two paragraphs under "Special Factors-Reasons for the Reorganization." (Pages 11-12)

Effects of the Reorganization on Darlington, page 10
----------------------------------------------------

     13. While you provide separate sections to discuss the effects of the transaction on the company and its affiliates, you do not provide equally prominent


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                                              Securities and Exchange Commission
                                                                October 25, 2004
                                                                          Page 5


          discussions of the effects on the unaffiliated shareholders who will receive cash in the merger and unaffiliated shareholders who will retain their investment in the company. Revise to include a reasonably detailed discussion of both the benefits and detriments of the reorganization to each group of unaffiliated shareholders in accordance with Instruction 2 to Item 1013 of Regulation M-A.

          We have added the requested disclosure in a new section entitled "Special Factors-Effects of the Reorganization on Shareholders Generally." (Pages 15-17)

Effects of the Reorganization on Affiliates, page 11
----------------------------------------------------

     14. Describe the effects of the transaction on each filing person's interest in the net book value and net earnings of the company in terms of both dollar amounts and percentages. Refer to Instruction 3 to Item 1013 of Regulation M-A.

          We have added the requested disclosure under "Special Factors-Effects of the Reorganization on Affiliates-Reduction in Book Value and Increase in Earnings Per Share." (Page 15)

Federal Income Tax Consequences of the Reorganization, page 12
--------------------------------------------------------------

     15. Please eliminate the language that the discussion "is a general summary" or "is intended only as a summary." We believe these statements might suggest that your stockholders may not rely on the description of material tax consequences included in the proxy statement.

          We have revised the first and last paragraphs under "Special Factors-Federal Income Tax Consequences of the Reorganization" as requested. (Pages 17 and 19)

     16. Revise to discuss the federal tax consequences of the Rule 13e-3 transaction on the company, Mr. Funderburk and all other shareholders who will retain shares after the reorganization. See Item 1013(d) of Regulation M-A.

          We have added new sections entitled "Special Factors-Federal Income Tax Consequences of the Reorganization-Federal Income Tax Consequences to Shareholders Who do not Receive Cash in the Reorganization" and "-Federal Income Tax Consequences to Darlington and Darlington County Bank" as requested. (Page 19)


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                                              Securities and Exchange Commission
                                                                October 25, 2004
                                                                          Page 6


Recommendation of the Board; Fairness of the Reorganization, page 15
--------------------------------------------------------------------

     17. Generally, your discussion of the factors listed in Item 1014 of Regulation M-A should only address substantive and procedural fairness to unaffiliated shareholders, and not all shareholders generally. See item 1014(a) of Regulation M-A and Question and Answer No. 19 in Exchange Act Release No. 34-17719 and revise accordingly. In addition, revise to separately address substantive and procedural fairness to unaffiliated shareholders who will retain their interest in the company from those who will not.

          We have revised our discussion under "Special Factors-Recommendation of the Board of Directors; Fairness of the Reorganization" to address substantive and procedural fairness to unaffiliated shareholders. We have also revised the discussion to address substantive and procedural fairness to unaffiliated shareholders receiving cash in the Reorganization and to those who will retain their shares after the Reorganization. (Pages 20-25)

     18. To the extent the board is relying on the analysis of Triangle to satisfy its requirement to evaluate going concern value, then the board must specifically adopt the advisor's analysis and conclusion as its own. Further, clarify which analysis the board considered in its evaluation of going concern.

          We have added requested explanation under "Special
          Factors-Recommendation of the Board of Directors; Fairness of the Reorganization-Independent Valuation." (Page 22)

     19. Revise the carryover paragraph on pages 17 to 18 to clarify why the board believes that liquidation value is not a relevant measure of the company's valuation. For example, how does liquidation value relate to the board's conclusion about book value? Why did the board determine not to evaluate liquidation value given its inability to assure that the liquidation value would not produce a higher valuation than going concern value? Please also note that your assertion that a liquidation is not a feasible alternative does not provide an adequate explanation for why liquidation value is not relevant. In this regard, please refer to Question and Answer No. 20 of Exchange Act Release No. 34-17719 ("the absence of an intention to liquidate is not determinative of whether the discussion should address liquidation values.").

          We have revised the paragraph immediately following the bullet points under "Special Factors-Recommendation of the Board of the Directors; Fairness of the Reorganization-Substantive Fairness" to clarify why the board believes liquidation value is not a relevant measure of the Company's valuation. (Page 24)


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                                              Securities and Exchange Commission
                                                                October 25, 2004
                                                                          Page 7


     20. Clearly state that the board did not consider firm offers in accordance with Instruction 2(viii) of Regulation M-A because there were none.

          We have added the last bullet point under "Special
          Factors-Recommendation of the Board of Directors; Fairness of the Reorganization-Substantive Fairness" to address the absence of firm offers. (Page 23)

     21. Revise your discussion of procedural fairness to clarify how the board reached a conclusion that the transaction is procedurally fair in the absence of the procedural safeguards set forth in Item 1014(c) and (d) of Regulation M-A. Address this point in light of the fact that all of the company's management-related shareholders who will retain their investment in the company are also the affiliates who determined to effectuate the reorganization, reject other alternatives and set the prices to be paid in the transaction.

          We have revised our discussion under "Special Factors-Recommendation of the Board of Directors; Fairness of the Reorganization-Procedural Fairness" to clarify the board's conclusion that the Reorganization is procedurally fair under these circumstances. (Pages 24-25)

Opinion of Independent Financial Advisor, page 19
-------------------------------------------------

     22. On a supplemental basis, provide us with a copy of Triangle's engagement letter with the Company.

          A copy of Triangle's engagement letter is provided supplementally with this letter.

     23. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of
          Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by Triangle during the board's evaluation of the transaction and file any written materials, such as the underlying valuation report, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A.

          The disclosure under "Special Factors-Background of the Reorganization" and "-Opinion of the Independent Financial Advisor" summarizes the presentations made by Southard Financial to the

                                              Securities and Exchange Commission
                                                                October 25, 2004
                                                                          Page 8


          board in connection with its evaluation of the transaction. Copies of Triangle's presentations are attached to the Schedule 13E-3 as exhibits.

     24. Disclose all of the financial forecasts that management provided to Triangle or any projections that the advisor developed. In addition, disclose and quantify the material assumptions underlying the forecasts.

          Although management did not provide financial forecasts, Triangle did confirm the validity of certain assumptions used in its dividend discount analysis described in "Special Factors-Opinion of Independent Financial Advisor-Fairness Opinion-Dividend Discount Analysis." We have revised our discussion of that analysis to explain these assumptions. (Pages 28-29)

     25. Clarify how Triangle derived the fair value of $26 to $31 from the various methodologies. In this regard, we note that two of the methodologies appear to support a range up to $36.

          We have added the sixth paragraph under "Special Factors - Opinion of Independent Financial Advisor - Merger Premium Analysis" to explain how Triangle derived the range of fair value. (Page 31)

     26. Please revise the discussion of the discounted cash flow analysis to disclose the following:

          - why a 5% to 8% earnings growth rate and a 11% to 13% discount rate were used (for example, do they correspond to the general industry averages?);
          - why a dividend payout rate of 54% of projected net income was used; and
          - how the estimated earnings growth rate compares to the company's historical growth rate.

          We have revised our disclosure under "Special Factors-Opinion of Financial Advisor-Dividend Discount Analysis" to disclose the requested information. (Pages 28-29)

Procedures for Voting by Proxy, page 25
---------------------------------------

     27. Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown "a reasonable time before the solicitation." Please revise this paragraph accordingly. Also ensure that the proxy card includes this language.

                                              Securities and Exchange Commission
                                                                October 25, 2004
                                                                          Page 9


          We have revised the disclosure under "Information Regarding the Special Meeting of Shareholders-Procedures for Voting by Proxy" and in paragraph 3 and the capitalized language included in the form of proxy accordingly. (Page 33)

Solicitation of Proxies, page 26
--------------------------------

     28. We note that proxies may be solicited by personal interview, telephone, fax or "otherwise." Please advise us of the other means by which proxies may be solicited and confirm, if true, that proxies will not be solicited via the Internet. In addition, please confirm your understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or in person, must be filed under the cover of Schedule 14A. See Rule 14a-6(b) and (c).

          We have eliminated the reference to other means of solicitation from our disclosure under "Information Regarding the Special Meeting of Shareholders-Solicitation of Proxies." (Page 34)

Exchange of Stock Certificates for Cash, page 29
------------------------------------------------

     29. Please revise to disclose the approximate length of time between the effective date of the merger and the date on which shareholders will receive their cash payments.

          We have added the requested disclosure to the bold text under "Description of the Plan-The Reorganization-Exchange of Stock Certificates for Cash." (Page 37)

Stock Ownership by Affiliates, page 35
--------------------------------------

     30. Per Instruction 2 to Item 1008(a) of Regulation M-A, provide the required stock ownership information as of the most recent date practicable.

          We have updated the beneficial ownership table under "Information About Darlington and Its Affiliates-Stock Ownership by Affiliates" to present the required stock ownership information as of September 30, 2004. (Pages 43-44)

Selected Historical Consolidated Financial Data, page 39
--------------------------------------------------------

     31.  Disclose the ratio of earnings to fixed charges in accordance with
          Item 1010(c)(4) of Regulation M-A.

                                              Securities and Exchange Commission
                                                                October 25, 2004
                                                                         Page 10


          Management has reviewed the requirements for disclosure of a ratio of earnings to fixed charges and has determined that disclosure is not required because the Company does not have any "fixed charges" within the meaning of Item 503(d) of Regulation S-K.

Documents Incorporated by Reference, page 46
--------------------------------------------

     32. We note that you have incorporated by reference the information required by Item 13 of Schedule 14A. Please note that the information required by Item 13(a) may be incorporated by reference to the same extent as would be permitted by Form S-3 pursuant to Instruction E to
          Schedule 14A. It does not appear that your public float is sufficient and, therefore, you are probably not eligible to incorporate by reference pursuant to item 13(b)(1). Please advise us if you intend to rely upon Item 13(b)(2) to incorporate the required information by reference. If so, confirm that you will deliver the information incorporated by reference in the proxy statement to shareholders at the same time as you send them the proxy statement. Alternatively, revise the Schedule to include the information required by Item 13(a).

          We have revised the Schedule 14A to attach the information required by
          Item 13(a) to the proxy statement as appendices.

Appendix C
----------

     33. The opinion states that it is "exclusively directed to the Board of Directors of Darlington." This limitation appears to limit reliance by investors on the opinion. We view the limitation as inappropriate since the opinion is being provided to shareholders in a public disclosure document under the federal securities laws. Please either delete the limitation or disclose the basis for the advisor's belief that shareholders cannot rely on the opinion to support any claims against it arising under applicable state law. Describe any applicable authority or disclose that the availability of this defense will be resolved by a court of competent jurisdiction. Also disclose that the resolution will have no effect on the rights and responsibilities of the board of directors under applicable state law and disclose that the availability of the defense would have no effect on the rights and responsibilities of either the advisor or the board under federal securities laws.

          Triangle has revised the penultimate paragraph of its opinion to delete the limitation on reliance.


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                                              Securities and Exchange Commission
                                                                October 25, 2004
                                                                         Page 11


     34. Disclose that Triangle has consented to the use of the opinion as a part of the document.

          The last sentence of the penultimate paragraph of the fairness opinion includes Triangle's consent to the inclusion of the opinion in the proxy statement.

     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

          - the company is responsible for the adequacy and accuracy of the disclosure in the filings;
          - staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
          - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          The requested statement is attached as Exhibit A to this letter.
                                                 ---------

                                      * * *

     Thank you for your consideration of our responses to your comments. If you have any questions, or if we can be of further assistance to you in the review process, please call me at 404-572-6819. My fax number is 404-572-6999.

                                    Very truly yours,



                                    /s/ Katherine M. Koops

                                    For POWELL GOLDSTEIN LLP

KMK/jtc
::ODMA\PCDOCS\ATL\812683\1

cc:   Henry M. Funderburk, III
      Bill Wagner

                                    EXHIBIT A
                                    ---------



Darlington County Bancshares, Inc. (the "Company") hereby acknowledges and confirms that:

          - the Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Securities and Exchange Commission (the "Commission") addressed in its letter to the Commission dated October 25, 2004, to which this statement is attached;

          - staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

          - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This 25th date of October, 2004.


                                DARLINGTON COUNTY BANCSHARES, INC.


                                By:    /s/ Henry M. Funderburk, III
                                       ----------------------------
                                       Henry M. Funderburk
                                       President and Chief Executive Officer



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